EXHIBIT 99.1

Addex ADX71149 Receives IND Approval to Start a Phase 2a Clinical Study in Epilepsy

      First patient treated with ADX71149 (JNJ-40411813) scheduled for Q2 2021

Geneva, Switzerland, January 21, 2021 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that its partner Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, has received FDA’s Investigational New Drug (IND) approval to begin a Phase 2a proof of concept study with the selective metabotropic glutamate type 2 (mGlu2) receptor positive allosteric modulator (PAM), JNJ-40411813 (ADX71149), in patients with epilepsy. The first patient is expected to be treated during Q2 2021.

“IND approval for the mGlu2 epilepsy study is great news to start 2021 and will be the first of three clinical studies we expect to be initiate this year,” said Tim Dyer, CEO of Addex. “There is a great opportunity for an allosteric modulation approach in this difficult disease. We’d like to thank the team involved for their continued support and moving quickly to get this clinical study ready for patient enrolment.”

The multi-center study will assess the efficacy, safety, tolerability and pharmacokinetics of adjunctive JNJ-40411813 (ADX71149) administration in patients with focal onset seizures with suboptimal response to levetiracetam. The primary objective of the study is to evaluate the efficacy of JNJ-40411813 (ADX71149) in combination with levetiracetam using a time-to-event endpoint.

“There is a strong preclinical rationale for mGlu2 PAM in epilepsy, including a true synergistic effect with levetiracetam,” said Robert Lütjens, Head of Discovery Biology of Addex. "A highly synergistic anti-epileptic effect was observed when the two drugs were administered together, and we look forward to seeing this effect in epilepsy patients.”

Glutamate, mGlu2 Receptors and Epilepsy
Glutamate is the primary excitatory neurotransmitter in the brain and plays a key role in the initiation and spread of seizures. When activated, the mGlu2 receptor decreases the release of glutamate and consequently helps to maintain neurotransmitter balance. In the presence of agonist-induced activation, positive allosteric modulation of mGlu2 receptors could result in the normalization of the excessive glutamate release seen during a seizure. There is still an urgent need for more effective treatments for epilepsy, with improved tolerability and safety. JNJ-40411813 (ADX71149) was described in the Eilat 15 conference summary review as one of the most promising novel approaches currently in development (Bialer et al., 2019. Epilepsia). Proof of concept data with JNJ-40411813 (ADX71149) and other mGlu2 PAMs in animal models of epilepsy have been published in peer-reviewed journals (Metcalf et al., 2017 and 2018. Epilepsia).

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in H1 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in H1 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc, is scheduled to enter a phase 2a proof of concept clinical study for the treatment of epilepsy in Q2 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex is listed on the SIX Swiss Exchange and the NASDAQ Capital Market and trades under the ticker symbol "ADXN".

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements
Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.